United States securities and exchange commission logo





                             November 18, 2021

       Peter Yu
       Chief Executive Officer
       Cartesian Growth Corporation II
       505 5th Avenue, 15th Floor
       New York, NY 10017

                                                        Re: Cartesian Growth
Corporation II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
8, 2021
                                                            CIK No. 0001889112

       Dear Mr. Yu:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Law Clerk, at 202-551-3905 or Karina Dorin, Staff
       Attorney, at 202-551-3763 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Jason Simon